Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:            Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)

Suite 720, 999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

Item 2:            Date of Material Change

February 21, 2018

Item 3:            News Release

A news release announcing the material change referred to in this report was issued on February 23, 2018 through Canada NewsWire and a copy has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:            Summary of Material Change

On February 23, 2018, ESSA announced that on February 21, 2018 the board of directors of the Company (“Board”) passed a resolution adopting a new stock option plan (the “New Option Plan”) and a restricted share unit plan (the “RSU Plan”).

The Board further approved that an aggregate of 1,957,000 stock options held by certain directors, officers, employees and consultants of the Company be cancelled and an aggregate of 1,667,000 stock options (the “Replacement Options”) be issued, with such options having an exercise price of C$0.245 or US$0.20, as applicable, and expiry dates that are ten years from the date of grant of the corresponding cancelled options. In addition, such Replacement Options will vest in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting on every one month anniversary thereafter.

The Company also announced that the Board approved the grant of an aggregate of 14,523,000 additional stock options to certain directors, officers, employees and consultants of the Company. The granted stock options have a term of 10 years expiring on February 21, 2028 and are exercisable at C$0.245 or US$0.20 per common share in the capital of the Company (“Common Shares”), as applicable. In addition, such stock option will vest in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting on every one month anniversary thereafter.

Item 5:            Full Description of Material Change

5.1 Full Description of Material Change

On February 23, 2018, ESSA announced that on February 21, 2018 the Board passed a resolution adopting New Option Plan and the RSU Plan.

On November 27, 2017, ESSA’s common shares (“Common Shares”) were delisted from the Toronto Stock Exchange and conditionally listed on the TSX Venture Exchange (the “TSXV”). As a condition to the listing of the Common Shares on the TSXV, the Company is required to adopt a stock option plan that complies with Policy 4.4 – Incentive Stock Options of the TSXV Corporate Finance Manual. In order to comply with this condition, the Board has approved the New Option Plan, which is a fixed number stock option plan that incorporates TSXV requirements and will replace the Company’s existing option plan. The New Option Plan provides the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, and to reward such of those directors, officers, employees and consultants as may be awarded options under the New Option Plan by the Board from time to time for their contributions toward creating shareholder value through achievement of the short and long term goals of the Company.

The RSU Plan has been adopted to provide a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Company, to recognize and reward their significant contributions to the long-term success of the Company including to align the employees’, consultants’ directors’ and officers’ interests more closely with the shareholders of the Company. Pursuant to the RSU Plan, the Board, through the Company’s Compensation Committee, may grant restricted share unit awards (“RSUs”) as an incentive payment to eligible persons. The Board intends to use RSUs issued under the RSU Plan, as well as stock options issued under the New Option Plan as part of the Company’s overall executive compensation plan.

The maximum number of Common Shares that may be reserved for issuances under the New Option Plan and RSU Plan, in aggregate, shall not exceed 23,104,377 Common Shares. The New Option Plan and RSU Plan both remain subject to TSXV approval and requisite shareholder approvals including, in the case of the RSU Plan, disinterested shareholder approval in accordance with the policies of the TSXV.

ESSA further announced that the Board has approved the re-grant and repricing, and extension of the expiry dates of certain outstanding stock options granted to certain directors, officers, employees and consultants of the Company. The significant drop in the trading price of the Company’s Common Shares on the TSXV has meant that the outstanding stock options as currently priced no longer offer an adequate incentive to the directors, officers, employees and consultants of the Company. As such, the Board has approved that an aggregate of 1,957,000 stock options held by certain directors, officers, employees and consultants of the Company be cancelled and the Replacement Options be issued, with such Replacement Options having an exercise price of C$0.245 or US$0.20, as applicable, and expiry dates that are ten years from the date of grant of the corresponding cancelled options. In addition, such Replacement Options will vest in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting on every one month anniversary thereafter.

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The Company also announced that the Board has approved the grant of an aggregate of 14,523,000 additional stock options to certain directors, officers, employees and consultants of the Company. The granted stock options have a term of 10 years expiring on February 21, 2028 and are exercisable at C$0.245 or US$0.20 per Common Share, as applicable. In addition, such stock option will vest in 48 equal instalments, with the first instalment vesting on March 21, 2018, and subsequent instalments vesting on every one month anniversary thereafter.

The Replacement Options as well as the granted additional stock options have been reserved for issuance pursuant to the Company’s New Stock Option Plan and are subject to, and cannot be exercised by their respective holders until, the Company’s shareholders ratify the New Option Plan, the TSXV approves the grants thereof, and the Company’s shareholders approve such grants by way of disinterested shareholder approval in accordance with the policies of the TSXV, at a duly constituted meeting of shareholders.

Following the aforementioned grants of stock options, the Company has a total of 16,190,000 stock options outstanding, representing approximately 14% of the outstanding Common Shares. An aggregate of 6,914,377 stock options and/or RSUs remain outstanding for future issuance under the New Option Plan and the Company’s RSU Plan, respectively.

Further details regarding the New Option Plan, the RSU Plan, the re-grant and repricing, and extension of expiry dates of stock options, and grant of additional stock options will be included in the management information circular of the Company that will be made available to shareholders in connection with the annual and special meeting of shareholders of the Company.

The stock option grants referenced in this press release include grants to certain related parties (as such term is defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”)), including directors and senior officers of the Company. Such stock option grants constitute a related party transaction under MI 61-101. These transactions are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to nor the consideration paid by such persons would exceed 25.0% of the Company’s market capitalization.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:            Omitted Information

Not applicable.

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Item 8:            Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:            Date of Report

                        March 5, 2018

Forward-Looking Statement Disclaimer

This material change report contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", “potential”, “promising”, “refocus”, statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the New Option Plan and the RSU Plan, grants of stock options under the New Option Plan, including the re-granting and repricing, and the extension of the expiry dates of existing stock options and the granting of additional stock options of the Company and the Company’s management information circular and the meeting of shareholders.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 11, 2017 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

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